UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13E-100
Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
(Amendment No. 4)

CREATIVE TECHNOLOGY LTD.

(Name of the Issuer)

Creative Technology Ltd.
(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value Singapore $0.25 Per Share
(Title of Class of Securities)

Y1775U10
(CUSIP Number of Class of Securities)

Ng Keh Long
Chief Financial Officer
Creative Technology Ltd.
31 International Business Park
Singapore 609921
Telephone: 65-6895-4000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With copies to:
Donald M. Keller, Jr.
Heller Ehrman/Venture Law Group
275 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 324-7000

     This statement is filed in connection with (check the appropriate box):

     a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. ☐ The filing of a registration statement under the Securities Act of 1933.

     c. ☐ A tender offer.

     d. ☒ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF REGISTRATION FEE*

Transaction Valuation	Amount of Filing Fee

*	No filing fee is required by Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, for this Rule 13e-3 transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $ Form or Registration No.:	Filing Party: Date filed:

INTRODUCTION
ITEM 15. ADDITIONAL INFORMATION
ITEM 16. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(6)

INTRODUCTION

     This Amendment No. 4 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission by Creative Technology Ltd., a Singapore corporation (the “Company” or “Creative”), on January 29, 2003, as amended by Amendment No. 1 filed on March 21, 2003, Amendment No. 2 filed on April 9, 2003, and Amendment No. 3 filed on April 28, 2003 (as amended, the “Schedule 13E-3”). In April 2003, the Schedule 13E-3 was distributed to Creative’s shareholders.

     The Schedule 13E-3 was filed by Creative in connection with its intent to reduce the number of holders of Creative’s Ordinary Shares resident in the United States to a level which would have enabled Creative to terminate its U.S. public reporting obligations. Creative also disclosed in the Schedule 13E-3 that, even if it had continued to be obligated to file reports in the U.S., Creative may have decided to delist its Ordinary Shares from the Nasdaq National Market (“NASDAQ”) if Creative determined that it was an appropriate time based upon the level of the number of holders in the U.S. The Schedule 13E-3 described certain proposed actions to be taken by Creative to terminate its U.S. public reporting obligations, including the possible open market repurchase by Creative of its Ordinary Shares (the “Repurchase Program”) and Creative’s intent to terminate the ability of its shareholders to electronically transfer its Ordinary Shares from the register of the Central Depository (Pte) Limited in Singapore to accounts with brokers located in the U.S. (the “Flow Back Restriction”). The Flow Back Restriction commenced on June 1, 2003. Creative has not repurchased any of its Ordinary Shares under the Repurchase Program.

ITEM 15. ADDITIONAL INFORMATION

     (b) Other Material Information. On October 28, 2004, the Company announced that it has suspended its plans to terminate Creative’s U.S. public reporting obligations and to delist the Creative Ordinary Shares from Nasdaq. The Flow Back Restriction will remain in effect and Creative may engage in open market repurchases of its Ordinary Shares from time to time in the future. However, the maintaining of the Flow Back Restriction and such open market repurchases will not have the purpose or reasonable likelihood of causing (a) Creative’s Ordinary Shares to be delisted from Nasdaq or (b) the number of holders of Creative’s Ordinary Shares resident in the U.S. to be reduced to less than 300 persons (with shares held of record by a broker, dealer, bank or nominee for the account of customers resident in the U.S. counted as held by the number of each such separate account). Creative will inform its shareholders in the event Creative decides to resume its plans to terminate its U.S. public reporting obligations or to delist its Ordinary Shares from Nasdaq.

ITEM 16. EXHIBITS

(a)	(1) Announcement dated January 28, 2003
(2) Press Release dated January 28, 2003
(3) Draft Cover letter to shareholders enclosing Schedule 13E-3
(4) Announcement dated April 26, 2003
(5) Press Release dated April 25, 2003
(6) Press Release dated October 28, 2004

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREATIVE TECHNOLOGY LTD.
By:	/s/ NG KEH LONG
	Name:	Ng Keh Long
	Title:	Chief Financial Officer

Dated: October 28, 2004

EXHIBIT INDEX

Item		Page
(1)* (2)* (3)* (4)* (5)* (6)	Announcement dated January 28, 2003
Press Release dated January 28, 2003
Draft Cover letter to shareholders enclosing Schedule 13E-3
Announcement dated April 26, 2003
Press Release dated April 25, 2003
Press Release dated October 28, 2004

*	Previously Filed.